UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42723

GRANDE GROUP LIMITED

(Translation of registrant’s name into English)

Suite 2701, 27/F., Tower 1,
Admiralty Center, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Appointment and Departure of Certain Officers

Ka Yan, YING

Effective on October 29, 2026, Ms. Ka Yan, YING (“Ms. Ying”) resigned as the Chief Financial Officer of Grande Group Limited (the “Company”). Ms. Ying has indicated her resignation is for personal reasons and not due to any disagreement with the Company.

Ching Man, TAM

Effective on October 29, 2026, the Board of Directors (the “Board”) of the Company approved the appointment of Ms. Ching Man, TAM (“Ms. Tam”) as the Chief Financial Officer of the Company, to fill the vacancy of Ms. Ying. The initial term of employment of Ms. Tam as the Chief Financial Officer shall be one year, commencing on October 30, 2026 and can be terminated by either Ms. Tam or the Company with three months’ advance notice. Upon the expiration of the initial-year term, the term of employment of Ms. Tam shall be automatically extended for successive one-year terms unless terminated by either Ms.Tam or the Company with three months’ advance notice.

In connection with Ms. Tam’s appointment as the Chief Financial Officer of the Company, the Company and Ms. Tam entered into an employment agreement, pursuant to which Ms. Tam will receive annual compensation of HK$120,000 (approximately US$15,300), payable on a monthly basis.

Ms. Tam does not have a family relationship with any director or executive officer of the Company. She was not involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The biographical information of Ms. Tam is set forth below.

Ms. Ching Man, TAM, age 34, is our Chief Financial Officer. Ms. Tam has over 12 years of audit and accounting experience Hong Kong, with expertise in financial reporting, internal controls and strategic financial planning. Ms. Tam has served as an audit supervisor at Aoba CPA Limited since April 2017, where she supervises external statutory and internal control audits and prepares audit reports and financial statements. Before that, she was an assistant accountant at Fight Factory Gym Limited, from November 2014 to April 2017, and as the account clerk at Sushi Express (Hong Kong) Co. Limited from January 2014 to October 2014. Ms. Tam received a Bachelor of Business from the University of Tasmania and is a Certified Public Accountant and member of the Hong Kong Institute of Certified Public Accountants.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement by and between Ching Man, TAM and Grande Group Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2026	Grande Group Limited

	By:	/s/ Yujie, CHEN
	Name:	Yujie, CHEN
	Title:	Chairwoman of the Board and Director

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